UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
no. 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

EXTRACT OF AN ITEM OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 28, 2009 AT 10:30 A.M.

As secretary of the Board of Directors’ meeting held today, I hereby CERTIFY that item (7), Corporate Act: Alteration of the Executive Board of Contax Participações S.A. (“Company”) and TNL Contax S.A., of the Board of Directors’ meeting, reads as follows:

“Lastly, pursuant to item 7, the members of the Board approved the election of Mr. EDUARDO NUNES DE NORONHA, Brazilian, married, engineer, bearer of identity card no. M-5.509.094, issued by SSP/MG, inscribed in the roll of individual taxpayers (CPF/MF) under no. 941.931.696 -34, resident and domiciled at Rua do Passeio nº 42, 12º andar, Centro, in the city and state of Rio de Janeiro to occupy the position of Executive Officer of Contax Participações S.A. with no specific designation. The elected Officer (a) will have a term of office until the first Board of Directors meeting held after the General Shareholders’ Meeting of 2012 and (b) signed the respective Term of Investiture on the present date declaring, under penalty of the law, that he is legally entitled to occupy said position, and that he has never been convicted of any crime under CVM Instruction 367 of May 29, 2002. An Extraordinary Shareholders’ Meeting of the subsidiary TNL Contax S.A. was authorized and called to decide on the election of Mr. Eduardo Nunes de Noronha to occupy the position of Executive Officer with no specific designation in said Company.”

The majority of the members of the Board were present as verified by the signatures below: (signatures appended) Fernando Antonio Pimentel Melo (Chairman); Carlos Jereissati; Alexandre Jereissati Legey (alternate member); Alexandre Silva Macedo (alternate member); Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Renato Sobral Pires Chaves; Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas.

Rio de Janeiro, July 28, 2009.
Cristina Alves Corrêa Justo Reis
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.